Exhibit 17

MICHAEL R. THOMPSON

June 3, 2009

To the Chairman of the Boards of Directors for EESV and Blaze:

This letter is to signify my immediate resignation from the Board of Directors for Environmental Energy Services, Inc. and Blaze Energy Corporation.  I would like to thank the company for the opportunity and professional progress during my tenure at both companies.

Though I believe in the prospects for successful futures in the companies, I have chosen to resign for personal reasons.  I feel that I did help the overall organization during my employment and time on the Boards of Directors—namely the administration of the organization, Petrohawk relationship, operations of the company, corporate communication, and general professionalism and I can only hope you feel the same.

Though my board participation will cease, I have accepted a consulting role with EESV.  My role is defined and I will execute upon the orders given.  I believe this is the way that I can help the companies most effectively.  I will help with the transitions and hope that a smooth withdrawal from the boards of directors can be made.

Thank you once again for your trust and the opportunity.  I wish the company nothing but the best.

Sincerely,

/s/ Mike Thompson

Mike Thompson

1546 W. Stafford Drive, Eagle, Idaho 83616    208.340.5662